UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

TUNIU CORPORATION

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Titles of Class of Securities)

89977P106(1)

(CUSIP Number)

December 15, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) There is no CUSIP for the Class A Ordinary Shares.  This CUSIP number applies to the Issuer’s American Depositary Shares, each representing three Class A Ordinary Shares.

	CUSIP No. 89977P106	13G
1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Unicorn Riches Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power - 0 -
	6	Shared Voting Power 12,436,780
	7	Sole Dispositive Power - 0 -
	8	Shared Dispositive Power 12,436,780
9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,436,780
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 14.5%(2)
12	Type of Reporting Person CO

(2) Calculated based on the number in Row 9 above divided by 85,759,307, being the sum of (i) 48,946,439, being the total number of Class A Ordinary Shares outstanding as of December 15, 2014, as reported to the Reporting Persons by the Issuer as of that date, plus (ii) 36,812,868, being those Class A Ordinary Shares in Row 9 above plus other shares to be issued concurrently with those shares.

CUSIP No. 89977P106		13G
1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Hony Capital Fund V, L.P.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power - 0 -
	6	Shared Voting Power 12,436,780
	7	Sole Dispositive Power - 0 -
	8	Shared Dispositive Power 12,436,780
9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,436,780
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 14.5%(2)
12	Type of Reporting Person PN

(2) Calculated based on the number in Row 9 above divided by 85,759,307, being the sum of (i) 48,946,439, being the total number of Class A Ordinary Shares outstanding as of December 15, 2014, as reported to the Reporting Persons by the Issuer as of that date, plus (ii) 36,812,868, being those Class A Ordinary Shares in Row 9 above plus other shares to be issued concurrently with those shares.

	CUSIP No. 89977P106	13G
1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Hony Capital Fund V GP, L.P.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power - 0 -
	6	Shared Voting Power 12,436,780
	7	Sole Dispositive Power - 0 -
	8	Shared Dispositive Power 12,436,780
9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,436,780
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 14.5%(2)
12	Type of Reporting Person PN

(2) Calculated based on the number in Row 9 above divided by 85,759,307, being the sum of (i) 48,946,439, being the total number of Class A Ordinary Shares outstanding as of December 15, 2014, as reported to the Reporting Persons by the Issuer as of that date, plus (ii) 36,812,868, being those Class A Ordinary Shares in Row 9 above plus other shares to be issued concurrently with those shares.

	CUSIP No. 89977P106	13G
1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Hony Capital Fund V GP Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power - 0 -
	6	Shared Voting Power 12,436,780
	7	Sole Dispositive Power - 0 -
	8	Shared Dispositive Power 12,436,780
9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,436,780
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 14.5%(2)
12	Type of Reporting Person CO

(2) Calculated based on the number in Row 9 above divided by 85,759,307, being the sum of (i) 48,946,439, being the total number of Class A Ordinary Shares outstanding as of December 15, 2014, as reported to the Reporting Persons by the Issuer as of that date, plus (ii) 36,812,868, being those Class A Ordinary Shares in Row 9 above plus other shares to be issued concurrently with those shares.

	CUSIP No. 89977P106	13G
1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Legend Holdings Corporation
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power - 0 -
	6	Shared Voting Power 12,436,780
	7	Sole Dispositive Power - 0 -
	8	Shared Dispositive Power 12,436,780
9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,436,780
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 14.5%(2)
12	Type of Reporting Person CO

(2) Calculated based on the number in Row 9 above divided by 85,759,307, being the sum of (i) 48,946,439, being the total number of Class A Ordinary Shares outstanding as of December 15, 2014, as reported to the Reporting Persons by the Issuer as of that date, plus (ii) 36,812,868, being those Class A Ordinary Shares in Row 9 above plus other shares to be issued concurrently with those shares.

	CUSIP No. 89977P106	13G
1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) John Huan Zhao
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power - 0 -
	6	Shared Voting Power 12,436,780
	7	Sole Dispositive Power - 0 -
	8	Shared Dispositive Power 12,436,780
9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,436,780
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 14.5%(2)
12	Type of Reporting Person IN

(2) Calculated based on the number in Row 9 above divided by 85,759,307, being the sum of (i) 48,946,439, being the total number of Class A Ordinary Shares outstanding as of December 15, 2014, as reported to the Reporting Persons by the Issuer as of that date, plus (ii) 36,812,868, being those Class A Ordinary Shares in Row 9 above plus other shares to be issued concurrently with those shares.

Item 1(a).	Name of Issuer: Tuniu Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices: Tuniu Building, No. 699-32 Xuanwudadao, Xuanwu District Nanjing F4 210042 People’s Republic Of China
Item 2(a).

Name of Person Filing:

This Schedule 13G is being filed jointly by Unicorn Riches Limited, a company incorporated under the laws of the British Virgin Islands (“Unicorn”), Hony Capital Fund V, L.P., a limited partnership organized under the laws of the Cayman Islands (“Hony Capital V”), Hony Capital Fund V GP, L.P., a limited partnership organized under the laws of the Cayman Islands (“Hony Capital V GP”), Hony Capital Fund V GP Limited, a company incorporated under the laws of the Cayman Islands, Legend Holdings Corporation, a company incorporated under the laws of the People’s Republic of China (“Legend Holdings”), and John Huan Zhao (each, a “Reporting Person” and, collectively, the “Reporting Persons”).

John Huan Zhao and Legend Holdings have 80% and 20%, respectively, equity ownership of Hony Capital Fund V GP Limited. Hony Capital Fund V GP Limited is the general partner of Hony Capital V GP, which is the general partner of Hony Capital V, which has 100% equity ownership of Unicorn. Unicorn directly holds 12,436,780 Class A Ordinary Shares of the Issuer. Because of John Huan Zhao’s, Legend Holdings’, Hony Capital Fund V GP Limited’s, Hony Capital V GP’s and Hony Capital V’s relationships to Unicorn, each of them may be deemed to beneficially own the Class A Ordinary Shares of the Issuer directly held by Unicorn.

Item 2(b).

Address of Principal Business Office or, if none, Residence:

The principal business address of each of Unicorn, Hony Capital V, Hony Capital V GP, Hony Capital Fund V GP Limited and John Huan Zhao is as follows:

c/o Hony Capital Limited

Suite 2701, One Exchange Square

Central, Hong Kong

The principal business address of Legend Holdings is as follows:

A-10, Raycom Info Tech Park

No. 2, Kexueyuan Nanlu

Haidian District, Beijing, P. R. China

Item 2(c).	Citizenship: See response to Item 4 of each of the cover pages.

Item 2(d).	Titles of Classes of Securities: Class A Ordinary Shares, US$0.0001 par value (“Class A Ordinary Shares”)
Item 2(e).	CUSIP Number: 89977P106
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
	(a)	Amount Beneficially Owned: See responses to Item 9 on each cover page.
	(b)	Percent of class: See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
	(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
	(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.
	(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.

Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2014

UNICORN RICHES LIMITED

By:	/s/ Shunlong Wang
Name:	Shunlong Wang
Title:	Director

HONY CAPITAL FUND V, L.P. Acting by its sole general partner Hony Capital Fund V GP, L.P.

By:	/s/ John Huan Zhao
Name:	John Huan Zhao
Title:	Authorized Signatory

HONY CAPITAL FUND V GP, L.P. Acting by its sole general partner Hony Capital Fund V GP Limited

By:	/s/ John Huan Zhao
Name:	John Huan Zhao
Title:	Authorized Signatory

HONY CAPITAL FUND V GP LIMITED

By:	/s/ John Huan Zhao
Name:	John Huan Zhao
Title:	Director

LEGEND HOLDINGS CORPORATION

By:	/s/ Min Ning
Name:	Min Ning
Title:	Authorized Signatory

JOHN HUAN ZHAO

By:	/s/ John Huan Zhao
Name:	John Huan Zhao

[Signature Page to Schedule 13G]